Correspondence

July 29, 2010

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549
Attn:  Larry Spirgel

Re:	China New Media Corp. Form 10-Q for the Quarter Ended March 31, 2010 Filed May 17, 2010 File No. 0-53027

Dear Mr. Sprigel:

On behalf of China New Media Corp. (the “Company”), set forth herein are the Company’s responses to the comments contained in the comment letter (the “Comment Letter”), dated June 22, 2010, from the Staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”), with respect to the above referenced filings by the Company.

For your convenience, we set forth each comment from the Comment Letter in bold typeface and include the Company’s response below it.  The numbered paragraphs in this letter correspond to the numbered paragraphs of the Comment Letter.

Form 10-Q for the Quarter Ended March 31, 2010

Condensed Consolidated Balance Sheets, page 3
Condensed Consolidated Statements of Cash Flows, page 5

1.           In a note to the financial statements and the Liquidity and Capital Resources section, please describe in more detail the transactions that amounted to net proceeds from capital contributions of $4.3 million for the nine months ended March 31, 2010 per your Statements of Cash Flows. In this regard, we note based on your balance sheet that you issued 1.1 million shares since June 30, 2009. Please provide us with your proposed disclosure.

Company’s Response:

On December 8, 2009, the Company completed a reverse merger transaction with Hongkong Fortune-Rich Investment Co. (“Fortune Rich”).  In Footnote 12 - Stockholders’ Equity, we provide the following disclosure:

Prior to the Merger, the Company had 10,862,067 shares of common stock issued and outstanding. The Company cancelled 9,760,000 shares of common stock issued to former stockholders of the Company to spin-off the Company’s previous subsidiary, Deep Rooted Inc.  In connection with the Merger consummated on December 8, 2009, Merger Sub issued 10 shares of the common stock of the Merger Sub which constituted no more than 10% ownership interest in the Merger Sub and 1,000,000 shares of Series A Preferred Stock of the Company to the shareholders of Fortune-Rich, in exchange for all the shares of the capital stock of Fortune-Rich (the “Share Exchange” or “Merger”). The 10 shares of the common stock of the Merger Sub were converted into approximately 26,398,634 shares of the common stock of the Company so that upon completion of the Merger, the stockholders of Fortune-Rich own approximately 96% of the common stock of the Company.

As a result of this reverse merger transaction, the stockholders’ equity of the legal acquirer (Golden Key International Inc.) has been retrospectively stated to reflect the number of the common shares issued (26,398,634 shares) to the accounting acquirer (Fortune-Rich) at the beginning of the period presented.  Therefore, the outstanding common stock of the Company was 26,398,634 as of June 30, 2009.  The additional 1.1 million shares represent the remaining shares held by the original shareholders of the Company after the cancellation of the 9,760,000 shares (1,102,067=10,862,067-9,760,000).  These shares are not newly issued shares.  The net proceeds from capital contributions of $4.3 million is composed of $ 3.5 million invested in Fortune-Rich through the private placement, $500,000 subscription receivable collection in Fortune-Rich and additional paid in capital of $293,110 from non-controlling interest parties.  Regarding the $3.5 million investment, we provide the following disclosure under Footnote 12 - Stockholders’ Equity:

On November 23, 2009, prior to and in conjunction with the Merger, Fortune-Rich entered into a Securities Purchase Agreement (“SPA”) with an institutional investor and pursuant to the SPA, Fortune-Rich agreed to issue 10,415,000 shares of its common stock in exchange for $3,500,000 in cash. These shares of Fortune-Rich shall be convertible into 5,497,933 shares of the common stock of the Company upon completion of the reverse merger mentioned above.

The investor paid $3.5 million in exchange for Fortune-Rich’s 10,415,000 shares, and in conjunction with the Merger, the Company issued 26,398,634 shares to acquire all the outstanding shares of Fortune-Rich.  The 10,415,000 shares of the Fortune-Rich was then simultaneously converted into 5,497,933 shares of the common stock, which were included in the total 26,398,634 shares of the total common shares issued in the Merger.

We hope the above explanation is sufficient to answer your comment.  We also have attached as Exhibit A the Company’s Statements of Stockholders’ Equity for the nine months ended March 31, 2010 to eliminate any confusion. We will revise the related disclosures in more details in our future filings accordingly.

Advance to Suppliers, page 9

2.           Please disclose the nature of your supplier arrangements requiring advance payments and the customary terms. Specifically discuss why your advances to suppliers increased by approximately $1.6 million since June 30, 2009. Citing your basis in the accounting literature, tell us how and when these amounts are reflected in your statements of income. Please provide us with your proposed disclosure.

Company’s Response:

The Company periodically makes advance payments to certain vendors for purchases of advertising materials and equipments.  Before the advertising materials and equipment are delivered, these payments are recorded as advance to suppliers on our books.  When advance payments are made for non-durable advertising materials, the materials will usually arrive within one week on average after our payments. Once the materials are delivered, they are normally used up within one month and expensed as cost of sales when consumed in the Statements of Income. When advance payments are made for durable advertising equipments, the equipments are usually delivered within one month on average after our payments. Once these advertising equipments are delivered, assembled and put into use, we transfer these payments to Fixed Assets account and start to depreciate them using the straight-line method and they are recorded in the Statements of Income as depreciation expenses over the estimated life of these equipments.

The majority of advance payments made for the nine months ended March 31, 2010 were for the high value durable advertising equipments, such as mega screen LED billboards and our bus and taxi advertising shelters.  In January 2010, as our business expanded, our newly-established Beijing Branch started its operations and we made more advance payments for durable advertising equipments.  We expect to receive the delivery of mega screen LED billboards of a total 21,000 square feet and many of our signature city navigator advertising systems in the following six months.  That is the primary reason why our advance payments increased by $1.6 million to a total of $3.2 million as of March 31, 2010.

We propose to change the related disclosure on these advance payments and will include in our future filings as follows:

The Company periodically makes advances to certain vendors for purchases of advertising materials and durable advertising equipments to secure purchases and to ensure timely delivery. Before the advertising materials and equipments are delivered, these advance payments are recorded as advance to suppliers. Upon the delivery, these advertising materials and equipments are either expensed or recorded as fixed assets on the Company’s books and depreciated over the useful life of these equipments based on the nature of their intended use.

*     *     *     *

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in their filings; Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact us or our legal counsel, Howard H. Jiang at (212) 704-6063 or Jie Xiu at (212) 704-6018, if you have any further comments or questions regarding this matter.  Their fax number is (212) 704-5904.

Sincerely,
/s/ Hongwen Liu
Hongwen Liu
Chief Financial Officer

EXHIBIT A

CHINA NEW MEDIA CORP.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE NINE MONTHS ENDED MARCH 31, 2010 AND 2009 (UNAUDITED)

	Common Stock		Common Stock			Additional	Additional paid-	Accumulated Other	Retained earnings
	Par value $0.0001		Par value $0.0001		Subscription	paid-in-	in-capital-	comprehensive	(Accumulated	Noncontrolling
	Shares	Amount	Shares	Amount	Receivable	capital	warrant	income	deficits)	Interest	Total
Balance at June 30, 2008	1,000,000	$100	26,398,634	$2,640		$2,245,668	$–	$25,672	$(1,193,374)	$296,940	$1,374,906

Subscription receivable					(500,000)						(500,000)
Paid-in-capital received						875,518					875,518
Net income for the period									2,454,525	17,945	2,472,470
Foreign currency translation gain								6,455		145	6,600

Balance at March 31, 2009	1,000,000	$100	26,398,634	$2,640	$(500,000)	$3,121,186	$–	$32,127	$1,261,151	$315,030	4,229,494

Balance at June 30, 2009	1,000,000	$100	26,398,634	$2,640	(500,000)	$3,121,186		$33,115	$1,636,850	$351,407	4,645,298

Acquisition of China New Media in the reverse merger			1,102,067	110		(110)					–
Issuance of warrants						(1,319,340)	1,319,340				–
Capital raised in connection with reverse merger						3,500,000					3,500,000
Paid-in-capital received					500,000					293,110	793,110
Common stock issued for service			50,000	5		62,495					62,500
Net income for the period									3,367,292	270,003	3,637,295
Foreign currency translation gain								4,422		248	4,670

Balance at March 31, 2010	1,000,000	$100	27,550,701	$2,755	$–	$5,364,231	$1,319,340	37,537	$5,004,142	$914,768	$12,642,873

The accompany notes are an integral part of these consolidated financial statements